EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$4,775,773
Investment income	359,630
Research and consulting	95,696
Total revenues	$5,231,099
Operating expenses:	
Employee compensation and benefits	3,542,440
Brokerage, exchange and clearance fees	716,783
Occupancy and related depreciation	358,538
Office expense and postage	166,512
Professional fees	145,006
Communications and technology	97,815
Insurance expense	59,471
Licenses, registrations and permits	76,954
Marketing and selling expense	14,274
Total operating expenses	5,177,793
Income before income taxes	53,306
Provision for income taxes	(10,573)
Net income	63,879
Members' equity - January 1, 2015	1,392,629
Less: Distributions	21,000
Members' equity – December 31, 2015	$1,435,508

The accompanying notes are an integral part of this statement.